Exhibit 8

SECOND AMENDMENT TO THE TERMINATION OF THE TELEMAR PARTICIPAÇÕES S.A.

SHAREHOLDERS AGREEMENT EXECUTED ON FEBRUARY 19, 2014 AND AMENDED ON

SEPTEMBER 8, 2014

BETWEEN

AG TELECOM PARTICIPAÇÕES S.A.

ANDRADE GUTIERREZ S.A.

BNDES PARTICIPAÇÕES S.A. - BNDESPAR

CAIXA DE PREVIDÊNCIA DOS FUNCIONÁRIOS DO BANCO DO BRASIL - PREVI

FUNDAÇÃO ATLÂNTICO DE SEGURIDADE SOCIAL

FUNDAÇÃO DOS ECONOMIÁRIOS FEDERAIS - FUNCEF

FUNDAÇÃO PETROBRAS DE SEGURIDADE SOCIAL - PETROS

LF TEL S.A.

JEREISSATI TELECOM S.A.

BRATEL BRASIL S.A.

AND, AS INTERVENING PARTIES,

TELEMAR PARTICIPAÇÕES S.A.

PHAROL, SGPS S.A.

EXECUTED ON JULY 22, 2015

SECOND AMENDMENT TO THE TERMINATION OF THE TELEMAR PARTICIPAÇÕES S.A.

SHAREHOLDERS AGREEMENT EXECUTED ON FEBRUARY 19, 2014 AND AMENDED ON

SEPTEMBER 8, 2014

By this instrument:

1.	AG TELECOM PARTICIPAÇÕES S.A., a share corporation with head offices in the City of Rio de Janeiro, State of Rio de Janeiro, at Praia de Botafogo No. 186, suite 1401 part, enrolled with the Corporate Taxpayer’s Registry (CNPJ/MF) under No. 03.260.334/0001-92, herein represented by its duly authorized representatives, hereinafter referred to as “AG TELECOM”;

2.	ANDRADE GUTIERREZ S.A. (successor to Andrade Gutierrez Telecomunicações Ltda.), a share corporation with head offices in the City of Belo Horizonte, State of Minas Gerais, on Av. do Contorno No. 8,123, Cidade Jardim, enrolled with the Corporate Taxpayer’s Registry (CNPJ/MF) under No. 17.262.197/0001-30, herein represented by its duly authorized representatives, hereinafter referred to as “AG S.A.”;

3.	BNDES PARTICIPAÇÕES S.A. - BNDESPAR, a corporation incorporated as a wholly-owned subsidiary of the public federal company Banco Nacional de Desenvolvimento Econômico e Social – BNDES, with head offices in the City of Brasília, Federal District, at Setor Comercial Sul – SCS, Centro Empresarial Parque Cidade, Quadra 09, Torre C, 12th floor, and an office for services and fiscal domicile at Avenida República do Chile No. 100 – part, in the City and State of Rio de Janeiro, enrolled with the Corporate Taxpayer’s Registry (CNPJ/MF) under No. 00.383.281/0001-09, herein represented by its duly authorized representatives, hereinafter referred to as “BNDESPAR”;

4.	CAIXA DE PREVIDÊNCIA DOS FUNCIONÁRIOS DO BANCO DO BRASIL - PREVI, a private pension entity, with head offices in the City of Rio de Janeiro, State of Rio de Janeiro, at Praia de Botafogo No. 501, 3rd and 4th floors, enrolled with the Corporate Taxpayer’s Registry (CNPJ/MF) under No. 33.754.482/0001-24, herein represented by its duly authorized representatives, hereinafter referred to as “PREVI”;

5.	FUNDAÇÃO ATLÂNTICO DE SEGURIDADE SOCIAL, a legal entity of private law, with head offices at Rua Lauro Muller 116, 18th floor, suites 1807/1808 (part), Botafogo, in the City of Rio de Janeiro, State of Rio de Janeiro, enrolled with the Corporate Taxpayer’s Registry (CNPJ/MF) under No. 07.110.214/0001-60, herein represented by its duly authorized representatives, hereinafter referred to as “FATL”;

6.	FUNDAÇÃO DOS ECONOMIÁRIOS FEDERAIS - FUNCEF, a private pension entity, with head offices in the City of Brasilia, Federal District, at SCN Q. 2, Bloco A,

13th floor, Edifício Corporate Financial Center, enrolled with the Corporate Taxpayer’s Registry (CNPJ/MF) under No. 00.436.923/0001-90, herein represented by its duly authorized representatives, hereinafter referred to as “FUNCEF”;

7.	FUNDAÇÃO PETROBRAS DE SEGURIDADE SOCIAL - PETROS, a private pension entity, with head offices in the City of Rio de Janeiro, State of Rio de Janeiro, at Rua do Ouvidor No. 98, enrolled with the Corporate Taxpayer’s Registry (CNPJ/MF) under No. 34.053.942/0001-50, herein represented by its duly authorized representatives, hereinafter referred to as “PETROS”;

8.	LF TEL S.A., a share corporation with head offices in the City of São Paulo, State of São Paulo, at Rua Angelina Maffei Vita No. 200, 9th floor, enrolled with the Corporate’s Taxpayer Registry (CNPJ/MF) under No. 02.390.206/0001-09, herein represented by its duly authorized representatives, hereinafter referred to as “LF TEL”;

9.	JEREISSATI TELECOM S.A., a share corporation with head offices in the City of São Paulo, State of São Paulo, at Rua Angelina Maffei Vita No. 200, 9th floor, enrolled with the Corporate Taxpayer’s Registry (CNPJ/MF) under No. 53.790.218/0001-53, herein represented by its duly authorized representatives, hereinafter referred to as “Jereissati Telecom”; e

10.	BRATEL BRASIL S.A., a share corporation with head offices in the City of São Paulo, State of São Paulo, at Rua Cubatão, No. 320, 4th floor, suite 03, Vila Mariana, enrolled with the Corporate Taxpayer’s Registry (CNPJ/MF) under No. 12.956.126/0001-13, herein represented by its duly authorized representatives, undersigned, hereinafter referred to as “BRATEL BRASIL”;

individually also referred to as a “Party” or “Shareholder” and collectively referred to as the “Parties” or “Shareholders”, and, further,

as “Intervening Parties”,

11.	TELEMAR PARTICIPAÇÕES S.A., a publicly-held corporation, with head offices at Praia de Botafogo No. 300, 11th floor, suite 1101 (part), Botafogo, in the cCity of Rio de Janeiro, State of Rio de Janeiro, enrolled with the Corporate Taxpayer’s Registry (CNPJ/MF) under No. 02.107.946/0001-87, herein represented by its duly authorized representatives, hereinafter referred to as “Company” or “Telemar Participações”; and

12.	PHAROL, SGPS S.A. (current corporate name of Portugal Telecom, SGPS, S.A.), a publicly-held corporation, with head offices at Av. Fontes Pereira de Melo No. 40, in the City of Lisbon, Portugal, Legal Entity Registration No. 503 215 058, herein represented by its duly authorized representatives, hereinafter referred to as “Pharol SGPS”;

WHEREAS:

I.	On February 19, 2014, prior meetings were held by the Shareholders parties to the Shareholders’ Agreement of Telemar Participações S.A., entered into on April 25, 2008 and amended on January 25, 2011, February 19, 2014, and September 8, 2014 (“General Shareholders’ Agreement”) unanimously approving the consummation of a transaction that would result in the combination of activities and businesses of Pharol SGPS, Telemar Participações, and Oi S.A. (“Oi”) into one single company, Telemar Participações (which would be referred to as “Corpco”), whose shares would be widely held and whose capital would be represented by one single type of common shares, to be traded at the BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (“BM&FBovespa”), NYSE Euronext Lisbon, and NYSE, meeting the corporate governance requirements of the Novo Mercado segment of BMF&BOVESPA (“Transaction”);

II.	Taking into consideration the obstacles to the filing of the Registration Statement required for the registration of shares of Telemar Participações with the Securities and Exchange Commission (“SEC”), which would allow the merger of shares into Oi, originally expected to occur under the Transaction, on March 31, 2015, prior meetings were held by the Shareholders parties to the General Shareholders’ Agreement, unanimously authorizing the management of Telemar Participações and Oi, as applicable, to work on the measures required to anticipate the main objectives of the Transaction (hereafter referred to as the “Alternative Structure”);

III.	The Alternative Structure, approved on March 31, 2015 and during the prior meetings held on July 22, 2015 by the Shareholders parties to the General Shareholders’ Agreement, involves, among others, the corporate ownership simplification of Oi, with the termination the control, following the merger, by companies that hold direct or indirect interest in Oi, including the following corporate reorganization transactions (“Corporate Ownership Simplification”) to be voted on during general shareholders’ meetings held on the same date: mergers of (i) LF TEL into its parent company EDSP75 Participações S.A. (“EDSP75”); (ii) AG TELECOM into its parent company PASA Participações S.A. (“PASA”); (iii) EDSP75 and PASA into BRATEL BRASIL; (iv) Valverde Participações S.A. into Telemar Participações; (v) Venus RJ Participações S.A., Sayed RJ Participações S.A., and PTB 2 S.A. into BRATEL BRASIL; (vi) BRATEL BRASIL into Telemar Participações; and (vii) Telemar Participações into Oi; and

IV.	The Shareholders, as a result of the approval of the Alternative Structure that changed the original steps of the Transaction, wish to amend the Termination of the Shareholders’ Agreement of Telemar Participações S.A., executed on February 19, 2014 and amended on September 8, 2014 (the “Termination”, and the “First Amendment”, respectively);

NOW THEREFORE, the Parties have agreed to enter into this Second Amendment to the Termination of the Shareholders’ Agreement of Telemar Participações S.A., executed on February 19, 2014 and amended on September 8, 2014 (“Second Amendment”), which shall be governed by the following terms and conditions:

CLAUSE 1 – AMENDMENT TO CLAUSE 2

1.1. The Shareholders agree to amend item 2.1 of Clause 2 of the Termination, which provides for the condition precedent to the effectiveness of said Termination, in order to remove the reference to the Merger of the Shares of Oi into Corpco. This Merger will no longer occur as a result of the approval of the Alternative Structure, replacing such reference for the publication of the first call notice of the extraordinary general shareholders’ meeting of Oi that will vote the merger of Telemar Participações into Oi. Accordingly, Item 2.1 shall now read as follows:

“CLAUSE 2 – EFFICACY

2.1. This Termination is executed under a condition precedent provided by Article 125 et seq. of the Civil Code and shall only be effective on the date of publication of the first call notice of the extraordinary general shareholders meeting of Oi that will vote the merger of Telemar Participações into Oi (“Reference Date”).”

1.2. The Shareholders agree to include a new item 2.2 in Clause 2 of the Termination, as follows, in order to void the Termination, in the event the merger of Telemar Participações into Oi is not approved by the general meetings of both companies within thirty-two (32) days from the Reference Date:

“2.2. This Termination shall automatically be void, even if the condition precedent in item 2.1 of Clause 2 is met, in the event the merger of Telemar Participações into Oi is not approved by the general shareholders’ meetings of both companies, with the exact same terms provided in the prior meetings held on March 31, 2015 and July 22, 2015 by Shareholders of this General Shareholders’ Agreement, within thirty-two (32) days from the Reference Date, subject to Article 127 et seq. of the Civil Code and terms hereof.”

CLAUSE 2 – NEW CLAUSE 6

2.1. The Shareholders agree to include a new Clause 6 in the Termination, as follows, in order to determine that, once the condition precedent provided by item 2.1 of Clause 2 and the event described in item 2.2 of Clause 2 occur, the General Shareholders’ Agreement shall be automatically effective again, in its entirety, as of the 33rd day from the Reference Date, with no retroactive effects on the acts that have already taken place:

“CLAUSE 6 – FINAL PROVISION

6.1. Once the condition precedent provided by item 2.1 of Clause 2 and the event described in item 2.2 of Clause 2 occur, the effects of the cancellation of the termination shall have no retroactive effects, and the General Shareholders’ Agreement shall be automatically effective again, in its entirety, as of the 33rd day from the Reference Date, regardless of the execution of any amendment or other instrument or formality, and Shareholders shall be subject, as of the 33rd day from the Reference Date, to all Clauses, conditions, and provisions of the General Shareholders’ Agreement, without any exception or restriction, whether in connection with the binding exercise of voting rights, restrictions imposed to transfers and acquisitions of shares or subscription rights, and any and all commitments assumed by the Shareholders and Intervening Parties in the referred instrument.”

CLAUSE 3 – GENERAL PROVISION

3.1. Capitalized terms not expressly defined in this Second Amendment shall have the meaning attributed to them in the Termination and First Amendment.

IN WITNESS WHEREOF, the Parties have executed this instrument in 12 (twelve) counterparts of equal form and content in the presence of the 2 (two) undersigned witness.

The pages of this instrument were initialed by an attorney of the BNDES System, as authorized by the undersigned legal representatives.

Rio de Janeiro, July 22, 2015.

(Signature pages to follow.)

SECOND AMENDMENT TO THE TERMINATION OF THE TELEMAR PARTICIPAÇÕES S.A. SHAREHOLDERS AGREEMENT. BETWEEN BNDES PARTICIPAÇÕES S.A. – BNDESPAR, CAIXA DE PREVIDÊNCIA DOS FUNCIONÁRIOS DO BANCO DO BRASIL – PREVI, AG TELECOM PARTICIPAÇÕES S.A., ANDRADE GUTIERREZ S.A., LF TEL S.A., JEREISSATI TELECOM S.A., FUNDAÇÃO ATLÂNTICO DE SEGURIDADE SOCIAL, FUNDAÇÃO DOS ECONOMIÁRIOS FEDERAIS – FUNCEF, FUNDAÇÃO PETROBRAS DE SEGURIDADE SOCIAL – PETROS, BRATEL BRASIL S.A., TELEMAR PARTICIPAÇÕES S.A., AND PHAROL, SGPS S.A., EXECUTED ON JULY 22, 2015.

SIGNATURE PAGE 1/11

AG TELECOM PARTICIPAÇÕES S.A.

Name:	Name:
Title:	Title:

ANDRADE GUTIERREZ S.A.

Name:	Name:
Title:	Title:

SECOND AMENDMENT TO THE TERMINATION OF THE TELEMAR PARTICIPAÇÕES S.A. SHAREHOLDERS AGREEMENT BETWEEN BNDES PARTICIPAÇÕES S.A. – BNDESPAR, CAIXA DE PREVIDÊNCIA DOS FUNCIONÁRIOS DO BANCO DO BRASIL – PREVI, AG TELECOM PARTICIPAÇÕES S.A., ANDRADE GUTIERREZ S.A., LF TEL S.A., JEREISSATI TELECOM S.A., FUNDAÇÃO ATLÂNTICO DE SEGURIDADE SOCIAL, FUNDAÇÃO DOS ECONOMIÁRIOS FEDERAIS – FUNCEF, FUNDAÇÃO PETROBRAS DE SEGURIDADE SOCIAL – PETROS, BRATEL BRASIL S.A., TELEMAR PARTICIPAÇÕES S.A., AND PHAROL, SGPS S.A., EXECUTED ON JULY 22, 2015.

SIGNATURE PAGE 2/11

BNDES PARTICIPAÇÕES S.A. – BNDESPAR

Name:	Name:
Title:	Title:

SECOND AMENDMENT TO THE TERMINATION OF THE TELEMAR PARTICIPAÇÕES S.A. SHAREHOLDERS AGREEMENT BETWEEN BNDES PARTICIPAÇÕES S.A. – BNDESPAR, CAIXA DE PREVIDÊNCIA DOS FUNCIONÁRIOS DO BANCO DO BRASIL – PREVI, AG TELECOM PARTICIPAÇÕES S.A., ANDRADE GUTIERREZ S.A., LF TEL S.A., JEREISSATI TELECOM S.A., FUNDAÇÃO ATLÂNTICO DE SEGURIDADE SOCIAL, FUNDAÇÃO DOS ECONOMIÁRIOS FEDERAIS – FUNCEF, FUNDAÇÃO PETROBRAS DE SEGURIDADE SOCIAL – PETROS, BRATEL BRASIL S.A., TELEMAR PARTICIPAÇÕES S.A., AND PHAROL, SGPS S.A., EXECUTED ON JULY 22, 2015.

SIGNATURE PAGE 3/11

CAIXA DE PREVIDÊNCIA DOS FUNCIONÁRIOS DO BANCO DO BRASIL – PREVI

Name:	Name:
Title:	Title:

SECOND AMENDMENT TO THE TERMINATION OF THE TELEMAR PARTICIPAÇÕES S.A. SHAREHOLDERS AGREEMENT BETWEEN BNDES PARTICIPAÇÕES S.A. – BNDESPAR, CAIXA DE PREVIDÊNCIA DOS FUNCIONÁRIOS DO BANCO DO BRASIL – PREVI, AG TELECOM PARTICIPAÇÕES S.A., ANDRADE GUTIERREZ S.A., LF TEL S.A., JEREISSATI TELECOM S.A., FUNDAÇÃO ATLÂNTICO DE SEGURIDADE SOCIAL, FUNDAÇÃO DOS ECONOMIÁRIOS FEDERAIS – FUNCEF, FUNDAÇÃO PETROBRAS DE SEGURIDADE SOCIAL – PETROS, BRATEL BRASIL S.A., TELEMAR PARTICIPAÇÕES S.A., AND PHAROL, SGPS S.A., EXECUTED ON JULY 22, 2015.

SIGNATURE PAGE 4/11

FUNDAÇÃO ATLÂNTICO DE SEGURIDADE SOCIAL

Name:	Name:
Title:	Title:

SECOND AMENDMENT TO THE TERMINATION OF THE TELEMAR PARTICIPAÇÕES S.A. SHAREHOLDERS AGREEMENT BETWEEN BNDES PARTICIPAÇÕES S.A. – BNDESPAR, CAIXA DE PREVIDÊNCIA DOS FUNCIONÁRIOS DO BANCO DO BRASIL – PREVI, AG TELECOM PARTICIPAÇÕES S.A., ANDRADE GUTIERREZ S.A., LF TEL S.A., JEREISSATI TELECOM S.A., FUNDAÇÃO ATLÂNTICO DE SEGURIDADE SOCIAL, FUNDAÇÃO DOS ECONOMIÁRIOS FEDERAIS – FUNCEF, FUNDAÇÃO PETROBRAS DE SEGURIDADE SOCIAL – PETROS, BRATEL BRASIL S.A., TELEMAR PARTICIPAÇÕES S.A., AND PHAROL, SGPS S.A., EXECUTED ON JULY 22, 2015.

SIGNATURE PAGE 5/11

FUNDAÇÃO DOS ECONOMIÁRIOS FEDERAIS – FUNCEF

Name:	Name:
Title:	Title:

SECOND AMENDMENT TO THE TERMINATION OF THE TELEMAR PARTICIPAÇÕES S.A. SHAREHOLDERS AGREEMENT BETWEEN BNDES PARTICIPAÇÕES S.A. – BNDESPAR, CAIXA DE PREVIDÊNCIA DOS FUNCIONÁRIOS DO BANCO DO BRASIL – PREVI, AG TELECOM PARTICIPAÇÕES S.A., ANDRADE GUTIERREZ S.A., LF TEL S.A., JEREISSATI TELECOM S.A., FUNDAÇÃO ATLÂNTICO DE SEGURIDADE SOCIAL, FUNDAÇÃO DOS ECONOMIÁRIOS FEDERAIS – FUNCEF, FUNDAÇÃO PETROBRAS DE SEGURIDADE SOCIAL – PETROS, BRATEL BRASIL S.A., TELEMAR PARTICIPAÇÕES S.A., AND PHAROL, SGPS S.A., EXECUTED ON JULY 22, 2015.

SIGNATURE PAGE 6/11

FUNDAÇÃO PETROBRAS DE SEGURIDADE SOCIAL – PETROS

Name:	Name:
Title:	Title:

SECOND AMENDMENT TO THE TERMINATION OF THE TELEMAR PARTICIPAÇÕES S.A. SHAREHOLDERS AGREEMENT BETWEEN BNDES PARTICIPAÇÕES S.A. – BNDESPAR, CAIXA DE PREVIDÊNCIA DOS FUNCIONÁRIOS DO BANCO DO BRASIL – PREVI, AG TELECOM PARTICIPAÇÕES S.A., ANDRADE GUTIERREZ S.A., LF TEL S.A., JEREISSATI TELECOM S.A., FUNDAÇÃO ATLÂNTICO DE SEGURIDADE SOCIAL, FUNDAÇÃO DOS ECONOMIÁRIOS FEDERAIS – FUNCEF, FUNDAÇÃO PETROBRAS DE SEGURIDADE SOCIAL – PETROS, BRATEL BRASIL S.A., TELEMAR PARTICIPAÇÕES S.A., AND PHAROL, SGPS S.A., EXECUTED ON JULY 22, 2015.

SIGNATURE PAGE 7/11

BRATEL BRASIL S.A.

Name:	Name:
Title:	Title:

SECOND AMENDMENT TO THE TERMINATION OF THE TELEMAR PARTICIPAÇÕES S.A. SHAREHOLDERS AGREEMENT BETWEEN BNDES PARTICIPAÇÕES S.A. – BNDESPAR, CAIXA DE PREVIDÊNCIA DOS FUNCIONÁRIOS DO BANCO DO BRASIL – PREVI, AG TELECOM PARTICIPAÇÕES S.A., ANDRADE GUTIERREZ S.A., LF TEL S.A., JEREISSATI TELECOM S.A., FUNDAÇÃO ATLÂNTICO DE SEGURIDADE SOCIAL, FUNDAÇÃO DOS ECONOMIÁRIOS FEDERAIS – FUNCEF, FUNDAÇÃO PETROBRAS DE SEGURIDADE SOCIAL – PETROS, BRATEL BRASIL S.A., TELEMAR PARTICIPAÇÕES S.A., AND PHAROL, SGPS S.A., EXECUTED ON JULY 22, 2015.

SIGNATURE PAGE 8/11

LF TEL S.A.

Name:	Name:
Title:	Title:

JEREISSATI TELECOM S.A.

Name:	Name:
Title:	Title:

SECOND AMENDMENT TO THE TERMINATION OF THE TELEMAR PARTICIPAÇÕES S.A. SHAREHOLDERS AGREEMENT BETWEEN BNDES PARTICIPAÇÕES S.A. – BNDESPAR, CAIXA DE PREVIDÊNCIA DOS FUNCIONÁRIOS DO BANCO DO BRASIL – PREVI, AG TELECOM PARTICIPAÇÕES S.A., ANDRADE GUTIERREZ S.A., LF TEL S.A., JEREISSATI TELECOM S.A., FUNDAÇÃO ATLÂNTICO DE SEGURIDADE SOCIAL, FUNDAÇÃO DOS ECONOMIÁRIOS FEDERAIS – FUNCEF, FUNDAÇÃO PETROBRAS DE SEGURIDADE SOCIAL – PETROS, BRATEL BRASIL S.A., TELEMAR PARTICIPAÇÕES S.A., AND PHAROL, SGPS S.A., EXECUTED ON JULY 22, 2015.

SIGNATURE PAGE 9/11

PHAROL, SGPS S.A.

Name:	Name:
Title:	Title:

SECOND AMENDMENT TO THE TERMINATION OF THE TELEMAR PARTICIPAÇÕES S.A. SHAREHOLDERS AGREEMENT BETWEEN BNDES PARTICIPAÇÕES S.A. – BNDESPAR, CAIXA DE PREVIDÊNCIA DOS FUNCIONÁRIOS DO BANCO DO BRASIL – PREVI, AG TELECOM PARTICIPAÇÕES S.A., ANDRADE GUTIERREZ S.A., LF TEL S.A., JEREISSATI TELECOM S.A., FUNDAÇÃO ATLÂNTICO DE SEGURIDADE SOCIAL, FUNDAÇÃO DOS ECONOMIÁRIOS FEDERAIS – FUNCEF, FUNDAÇÃO PETROBRAS DE SEGURIDADE SOCIAL – PETROS, BRATEL BRASIL S.A., TELEMAR PARTICIPAÇÕES S.A., AND PHAROL, SGPS S.A., EXECUTED ON JULY 22, 2015.

SIGNATURE PAGE 10/11

TELEMAR PARTICIPAÇÕES S.A.

Name:	Name:
Title:	Title:

SECOND AMENDMENT TO THE TERMINATION OF THE TELEMAR PARTICIPAÇÕES S.A. SHAREHOLDERS AGREEMENT BETWEEN BNDES PARTICIPAÇÕES S.A. – BNDESPAR, CAIXA DE PREVIDÊNCIA DOS FUNCIONÁRIOS DO BANCO DO BRASIL – PREVI, AG TELECOM PARTICIPAÇÕES S.A., ANDRADE GUTIERREZ S.A., LF TEL S.A., JEREISSATI TELECOM S.A., FUNDAÇÃO ATLÂNTICO DE SEGURIDADE SOCIAL, FUNDAÇÃO DOS ECONOMIÁRIOS FEDERAIS – FUNCEF, FUNDAÇÃO PETROBRAS DE SEGURIDADE SOCIAL – PETROS, BRATEL BRASIL S.A., TELEMAR PARTICIPAÇÕES S.A., AND PHAROL, SGPS S.A., EXECUTED ON JULY 22, 2015.

SIGNATURE PAGE 11/11

Witnesses:

1.	2.
Name:	Name:
CPF/MF:	CPF/MF:
RG:	RG:

17